Ex. (h)(vi)
LICENSE AGREEMENT

THIS LICENSE AGREEMENT (“Agreement”), is made and entered into as of October 24, 2017 (the "Commencement Date") by and between S-NETWORK GLOBAL INDEXES, INC., ("S-NET") a Delaware corporation, having an office at 267 Fifth Avenue, 5th Floor, New York, New York 10016, and ProcureAM, LLC, ("Licensee"), a Delaware limited liability company, having an office at 16 Firebush Road, Levittown, PA 19056.

WHEREAS, S-NET compiles, calculates, maintains and owns rights in and to a number of indexes of the prices of various securities of companies in the Space Exploration industry, listed hereto in Exhibit A, and to the proprietary data therein contained (such rights being hereinafter individually and collectively referred to as the “S-NET Index(es)"); and

WHEREAS, S-NET uses in commerce and owns trade name and service mark rights to the designations "S-NETWORK GLOBAL INDEXES, INC.SM", “S-NETWORK SPACE INDEXSM”, in connection with the S-NET Index(es) (such rights being hereinafter individually and collectively referred to as the "S-NET Marks"); and

WHEREAS, Licensee and any affiliated or subsidiary companies of Licensee (as provided in Subsection 12(a) hereof) wish to use the S-NET Index(es) as a component of the product or products described in Exhibit B attached hereto and made a part hereof (individually and collectively referred to as the "Product(s)"); and

WHEREAS, Licensee wishes to use the S-NET Marks in connection with the issuance, marketing and/or promotion of the Product(s) and in connection with making disclosure about the Product(s) under applicable law, rules and regulations in order to indicate that S-NET is the source of the S-NET Index(es); and

WHEREAS, Licensee wishes to obtain S-NET's authorization to use the S-NET Index(es) and the S-NET Marks in connection with the Product(s) pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, the parties hereto agree as follows:

 1.
Grant of License.

(a)            Subject to the terms and conditions of this Agreement, S-NET hereby grants to Licensee a non-transferable (except as provided in Subsection 12(a) hereof), exclusive license in the Territory, (i) to use the S-NET Index(es) as a component of the Product(s) to be marketed and/or promoted by Licensee and (ii) to use and refer to the S-NET Marks in connection with the distribution, marketing and promotion of the Product(s) ProcureAM SPACE ETF (s) and in connection with making such disclosure about the Product(s) as Licensee deems necessary or desirable under any applicable law, rules, regulations or provisions of this Agreement, but, in each case, only to the extent necessary to indicate the source of the S-NET Index(es). Each of the S-NET Marks shall be used in its entirety. It is expressly agreed and understood by Licensee that no rights to use the S-NET Index(es) and the S-NET Marks are granted hereunder other than those specifically described and expressly granted herein. For purposes of this Agreement, the term “Territory” shall mean United States and all United States exchanges.

(b)         In the event the Licensee or S-NET arrange or allow the creation of options traded on any Product(s) then each party agrees that all fees received as a result of such an arrangement shall be shared on a 50%/50% basis to both parties.

(c)         The license herein granted shall not transfer to Licensee any legal or beneficial property rights whatsoever to the S-NET Marks or the goodwill now associated or which will become associated therewith.

(d)         Except as provided in Section 12 of this Agreement, no sublicensing of Licensee’s rights hereunder, even partial, shall occur, without the prior written consent of S-NET, which consent may be granted or withheld in S-NET’s sole and absolute discretion

(e)           If in the future Licensee wishes to use the S-NET Index(es) and/or S-NET Marks as the basis for an investment fund or other product or vehicle that is different than the Product(s), any such use shall be subject to a separate license from S-NET that is reflected in a written amendment or addendum to this Agreement, or in a separate written agreement between the parties on terms mutually agreed on by the parties.

(f)           Notwithstanding the foregoing, the parties may by a mutually agreed written instrument expand the Territory as defined in subparagraph 1(a).

2.
Term.

Unless terminated early pursuant to Section 4 hereof, the term of this Agreement shall commence on the Commencement Date and shall continue in effect thereafter for a period lasting until December 31, 2020 (the “Initial Term”). Thereafter, it shall automatically renew for successive renewal terms of one (1) year each, unless Licensee provides to S-NET at least sixty (60) days prior written notice of its intention not to renew this Agreement effective upon expiration of the then-current term or renewal term or to renew it on a non-exclusive basis.

3.
License Fees.

(a)           Licensee shall pay to S-NET the license fees ("License Fees") specified and provide the data called for in Exhibit C, attached hereto and made a part hereof.

(b)            During the term of this Agreement and for a period of one (1) year after its termination, each party shall have the right once per year, during normal business hours and upon reasonable notice to the other, to examine or audit on a confidential basis the relevant books, records and all other documents and materials in the possession or under the control of such party with respect to the subject matter and terms of this Agreement, pertaining to the prior year, and shall have free and full access thereto and permission to make copies and/or extracts therefrom in order to determine whether any fees payable under this Agreement have been accurately calculated. The costs of such audit shall be borne by the party conducting the audit unless it determines in good faith that it has been underpaid by five percent (5%) or more; in such case, costs of the audit shall be paid by the other party.

4.
Termination.

(e)           At any time during the term of this Agreement, either party may give the other party thirty (30) days prior written notice of termination if the terminating party believes in good faith that material damage or harm is occurring to the reputation or goodwill of that party by reason of its continued performance hereunder, and such notice shall be effective on the date of such termination, unless the other party shall correct the condition causing such damage or harm within the notice period. For the avoidance of doubt, in no event shall a Change in Control (as defined below) of a party affect the rights granted to the parties pursuant to the foregoing sentence. Change in Control means an event in which: (i) a controlling interest of a party is acquired directly or indirectly by a person that is not an Affiliate (as defined below) of such party prior to the acquisition; (ii) a party merges into, consolidates with, or otherwise is acquired, directly or indirectly, by a person that is not an Affiliate of such party prior to the transaction; or (iii) substantially all of a party’s assets are sold, directly or indirectly, to a third party. For purposes of this Subsection 4(a), the term "control" (including the terms "controlling", "controlled by," and "under common control with"), means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a party, whether through the ownership of voting securities, by contract, or otherwise, and the term "Affiliate" is an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with such party.

(f)           In the case of breach of any of the material terms or conditions of this Agreement by either party, the other party may terminate this Agreement by giving thirty (30) days prior written notice of its intent to terminate, and such notice shall be effective on the date specified therein for such termination unless the breaching party shall correct such breach within the notice period.

(g)           Termination of this Agreement and the license herein granted shall be without prejudice to any rights or remedies which either party may otherwise have against the other party. The exercise or failure to exercise the aforementioned right of termination shall in no way be considered a waiver by either party of any of their legal rights and remedies. Furthermore, the failure by either party to claim or enforce performance of any obligation set forth in this Agreement by the other party for any length of time and however frequently repeated, shall not be deemed to be a continuing waiver or modification by such party of its contractual rights to the performance of such obligation by the other party.

(h)           (i) S-NET shall have the right, in its sole discretion, to cease compilation and publication of the S-NET Index(es) and, in such event, to terminate this Agreement; provided, however, if S-NET does not offer a replacement or substitute index, Licensee shall succeed to all of S-NET’s rights to such Index (except for the use of the word “S-NET”) and shall have the right to hire a third party to compile and publish the Index. In the event that S-NET intends to discontinue the S-NET Index(es), S-NET shall use commercially reasonable efforts to give Licensee at least ninety (90) days written notice prior to such discontinuance, which notice shall specify whether a replacement or substitute index will be made available.

(ii) Licensee shall have the option hereunder within sixty (60) days after receiving such written notice from S-NET to notify S-NET in writing of its intent to use the replacement or substitute index, if any, under the terms of this Agreement. In the event that Licensee does not exercise such option or no substitute or replacement index is made available, this Agreement shall be terminated as of the date specified in the S-NET notice and the License Fees to the date of such termination shall be computed as provided in Subsection 4(g).

(i)           Licensee may terminate this Agreement upon ninety (90) days prior written notice to S-NET if (i) Licensee is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in Licensee's reasonable judgment materially impairs Licensee's ability to market and/or promote the Product(s); (ii) any material litigation or regulatory proceeding regarding the Product(s) is threatened or commenced; or (iii) Licensee elects to terminate the public offering or other distribution of the Product(s), as may be applicable or to switch the benchmark index for a Product for any reason. In such event the License Fees to the date of such termination shall be computed as provided in Subsection 4(g).

(j)           S-NET may terminate this Agreement upon ninety (90) days (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) S-NET is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in S-NET's reasonable judgment materially impairs S-NET's ability to license and provide the S-NET Index(es) and S-NET Marks under this Agreement in connection with such Product(s); or (ii) any litigation or proceeding is threatened or commenced and S-NET reasonably believes that such litigation or proceeding would have a material and adverse effect upon the S-NET Marks and/or the S-NET Index(es) or upon the ability of S-NET to perform under this Agreement. In such event the License Fees to the date of such termination shall be computed as provided in Subsection 4(g).

(g)           In the event of termination of this Agreement as provided in Subsections 4(a) through (f) above, the License Fees to the date of such termination shall be computed by prorating the amount of the applicable License Fees shown in Exhibit C on the basis of the number of elapsed days in the current term until the date of termination.

(h)           Notwithstanding any of the foregoing, after the Initial Term either party may, in its sole discretion, terminate this Agreement without penalty for any reason and without cause upon ninety (90) days written notice to the other party.

(i)           Upon termination of this Agreement, Licensee shall cease to use the S-NET Index(es) and the S-NET Marks in connection with the Product(s); provided that Licensee may continue to utilize any previously printed materials which contain the S-NET Marks for a period of ninety (90) days following such termination.

5.
S-NET's Obligations.

(a)           S-NET shall provide Licensee with certain documentation demonstrating that proper internal compliance rules and oversight have been established for employees who are directly responsible for changes in the components of the Index(es). This will include any restrictions for employees who are directly responsible for changes in the components of the Index(es) with regards to trading and beneficial ownership or interest in any product that replicates the Index (as well as certain individual shares immediately prior to inclusion into or removal in the Index(es)), and S-NET has adopted procedures designed to have its employees comply with such policy. It is expressly understood that Licensee shall have no responsibility for ensuring that such S-NET employees comply with such S-NET policy and shall have no duty to inquire whether any purchasers or sellers of the Product are such S-NET employees. S-NET shall have no liability to Licensee with respect to its employees’ adherence or failure of adherence to such policy. Upon request and when materially revised, S-NET shall provide copies of such compliance policies to Licensee.

(b)           S-NET shall provide Licensee with: the Index(es); detailed Index construction documentation; and a minimum of three (3) years daily history and historical constituents. S-NET will use the necessary efforts to assure that major financial data resources are contacted and have access to and upload the three (3) year performance history of the Index(es).

(c)           S-NET will thereafter provide timely and acceptable updates and reporting for rebalancing and reconstitution of the Indexes. S-NET shall make available or cause to be made available on widely disseminated bases industry standard information and calculations for the Index(es). Any alterations, rebalances, corporate actions or other adjustments to the Index(es) will be disseminated using the indexing industry standards for communications.

(d)           S-NET represents that it will use commercially reasonable efforts and means at its disposal to create awareness of, support and promote the Index(es). It also represents that it is willing and prepared to support Licensee’s sales efforts pertaining to the Products, provided this support is specific to the Index(es) and does not involve any endorsement, recommendation, offer to sell or solicitation of an offer to buy the Products. Such support may include the provision of educational materials, index data, and background materials related to the Index(es) and may involve activities such as, conference calls, speaking engagements (limited to four (4) per year, although S-NET may elect to do more), road shows in association with an initial public offering and assistance with developing marketing materials.

(e)           S-NET agrees to provide reasonable support for Licensee's development and educational efforts with respect to the Product(s) as follows: (i) S-NET shall provide Licensee, upon request but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or on behalf of S-NET with respect to the S-NET Index(es); and (ii) S-NET shall respond in a timely fashion to any reasonable requests for information by Licensee regarding the S-NET Index(es).

(f)           On each day the exchange upon which the Product(s) are listed is open for business (a “Business Day”), S-NET or its agent will: (i) calculate and disseminate to market data vendors the value of the S-NET Indexes based on the most recent reported prices of the underlying securities in the S-NET Index(es) at approximately 15-second intervals (“Real-Time Data”) during regular business hours; and (ii) calculate and disseminate to market data vendors the closing value of the S-NET Index(es) on such Business Day based on the closing prices of the underlying securities in the S-NET Index(es). In addition, on each Business Day S-NET or its agent will make available to the public, on request, the current methodology used by S-NET or its agent to calculate the S-NET Index(es). Licensee acknowledges and agrees that the time frame for distributing the Real-Time Data is an operational guideline and that failure to achieve performance within such timeframe shall not constitute a breach of this Agreement.

(g)           S-NET shall promptly correct or instruct its agent to correct any mathematical errors made in S-NET's computations of the S-NET Index(es) which are brought to S-NET's attention by Licensee or others, provided that nothing in this Section 5 shall give Licensee the right to exercise any judgment or require any changes with respect to S-NET's method of composing, calculating or determining the S-NET Index(es); and, provided further, that nothing herein shall be deemed to modify the provisions of Section 9 of this Agreement.

6.
Informational Materials Review.

Licensee shall use its reasonable commercial efforts to protect the goodwill and reputation of S-NET and of the S-NET Marks in connection with its use of such Marks under this Agreement. Licensee shall submit to S-NET for its review and approval all informational materials pertaining to and to be used in connection with the Product(s), including, where applicable, all prospectuses, registration statements, and any other similar documents required to be filed with governmental or regulatory agencies that in any way use or refer to S-NET, the S-NET Index(es), or the S-NET Marks (the "Informational Materials"). Informational Materials shall be addressed to S-NET, c/o Joseph A. LaCorte, at the address specified in Subsection 12(d). S-NET's approval shall be required with respect to the use of and description of S-NET, S-NET Marks and the S-NET Index(es) and shall not be unreasonably withheld or delayed by S-NET. Specifically, S-NET shall notify Licensee, by facsimile transmission in accordance with Subsection 12(d) hereof, of its approval or disapproval of any Informational Materials within three (3) days (excluding Saturday, Sunday and New York Stock Exchange Holidays) following receipt thereof from Licensee. Any disapproval shall state S-NET's reasons therefor. Any failure by S-NET to respond within such three (3) day period shall be deemed to constitute a waiver by S-NET of its right to review such Informational Materials by S-NET. Once Informational Materials have been approved by S-NET, subsequent Informational Materials which do not alter the use or description of S-NET, S-NET Marks or the S-NET Index(es) need not be submitted for review and approval by S-NET.

Notwithstanding the foregoing, in the event Informational Materials in any way directly refer to Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) as S-NET’s index calculation agent, then the period afforded S-NET to review such Informational Materials shall be increased from three (3) days (excluding Saturday, Sunday and New York Stock Exchange Holidays) to six (6) days (excluding Saturday, Sunday and New York Stock Exchange Holidays).

 7.
Protection of Value of License.

(a)            During the term of this Agreement, S-NET shall use reasonable commercial efforts to register in the U.S., and maintain in full force and effect any and all federal service mark registrations for the S-NET Marks so long as the subject S-NET Index(es) to which the S-NET Mark(s) refer are compiled and published.

(b)            S-NET shall, at its own expense, use reasonable commercial efforts to protect S-NET Marks and other proprietary rights against infringement insofar as such infringement involves an ETF (as defined in Exhibit B) offered in the United States or Europe, as the case may be, and conflicts with or impairs Licensee’s rights and privileges hereunder or the commercial benefits derived therefrom.

(c)            If Licensee becomes aware of any infringement of the S-NET Marks, Licensee shall promptly notify S-NET of the facts and circumstances surrounding such infringement. S-NET shall have the exclusive right to take action with respect to any such infringement, at S-NET’s sole expense, including, without limitation, the right, in its own name and that of Licensee, to commence and prosecute any suit or other proceeding against any such infringer or join Licensee as a party thereto. Any recovery obtained in such proceeding shall belong to S-NET. Licensee shall, at no cost to Licensee, cooperate with S-NET in any such proceeding, and in connection therewith (and without limitation), Licensee shall provide such evidence and give such testimony as may reasonably be requested by S-NET.

(d)            Licensee shall, at no cost to Licensee, cooperate with S-NET in the maintenance of such rights and registrations and shall take such reasonable actions and execute such applicable instruments as S-NET may from time to time reasonably request, and shall use the following notice when referring to the S-NET Index(es) or the S-NET Marks in any Informational Material:

”S-Network Global Indexes, Inc.SM,"
“S-NETWORK SPACE INDEXSM

 are service marks of S-Network Global Indexes, Inc. and have been licensed for use by [Procure AM]. The Product(s) is/are not sponsored, endorsed, sold or promoted by S-Network Global Indexes, Inc. and S-Network Global Indexes, Inc. makes no representation regarding the advisability of investing in the Product(s).

or such similar language as may be approved in advance by S-NET.

8.
Proprietary Rights.

(a)            Licensee acknowledges that the S-NET Index(es) is selected, coordinated, arranged and prepared by S-NET through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by S-NET. Licensee also acknowledges that the S-NET Index(es) and the S-NET Marks are the exclusive property of S-NET, that S-NET has and retains all proprietary rights therein (including, but not limited to, trademarks, service marks, patents and copyrights), that the S-NET Index(es) and its compilation and composition and changes therein are in the control and discretion of S-NET and that S-NET retains the right at any time upon reasonable written notice, to modify the methodology used to calculate the S-NET Index(es).

(b)            S-NET reserves all rights with respect to the S-NET Index(es) and the S-NET Marks except those expressly licensed to Licensee hereunder.

(c)            Licensee recognizes the great value of the goodwill associated with the S-NET Marks and acknowledges that the S-NET Marks and any registrations therefore are valid and subsisting and all rights therein and the goodwill pertaining thereto belong exclusively to S-NET.

(d)            Each party shall treat as confidential and shall not disclose or transmit to any third party any documentation or other written materials that are marked as "Confidential and Proprietary" by the providing party ("Confidential Information"). Confidential Information shall not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement with regard to such information) or (ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, either party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by the other party for disclosure or (b) required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of such required disclosure is given to the other party and provided further that the providing party shall cooperate with the other party to limit the extent of such disclosure. The provisions of this Subsection 8(e) shall survive any termination of this Agreement for a period of five (5) years from disclosure by either party to the other of the last item of such Confidential Information.

9.
Warranties; Disclaimers.

(a)          S-NET represents and warrants that S-NET has the right to grant the rights granted to Licensee herein and that, subject to the terms and conditions of this Agreement, the license granted herein shall not infringe any trademark, copyright or other proprietary right of any person not a party to this Agreement.

(b)           S-NET further warrants and represents to Licensee that the S-NET Marks and the S-NET Index(es) are the exclusive property of S-NET, that S-NET has and retains all proprietary rights therein (including, but not limited to trademarks, service marks, patents and copyrights), that the S-NET Index(es) and its compilation and composition and changes therein are in the control and discretion of S-NET, and that the S-NET Index(es) and S-NET Marks do not infringe the rights of any third party.

(c)          Licensee agrees expressly to be bound itself by and furthermore to include all of the following disclaimers and limitations in each prospectus, offering memorandum or each Statement of Additional Information ("SAI") relating to the Product(s), provided if the SAI is incorporated by reference into the prospectus and the prospectus contains disclosure regarding the S-NET Index(es) that conforms to the notice in Subsection 7(b), including a cross reference to the SAI disclosure, the disclaimers and limitations set forth below do not have to be restated in the prospectus. Licensee shall furnish a copy of the prospectus and, if applicable, the SAI to S-NET:

“The Product(s) is not sponsored, endorsed, sold or promoted by S-Network Global Indexes, Inc., ("S-NET"). S-NET makes no representation or warranty, express or implied, to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the S-NET Index(es) to track the performance of the securities market. S-NET's only relationship to the Licensee is the licensing of certain service marks and trade names of S-NET and of the S-NET Index(es) that is determined, composed and calculated by S-NET without regard to the Licensee or the Product(s). S-NET has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the S-NET Index(es). S-NET is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. S-NET has no obligation or liability in connection with the administration, marketing or trading of the Product(s).

“S-NET DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S-NET INDEX(ES) OR ANY DATA INCLUDED THEREIN AND S-NET SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S-NET MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S-NET INDEX(ES) OR ANY DATA INCLUDED THEREIN. S-NET MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S-NET INDEX(ES) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S-NET HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Any changes in the foregoing disclaimers and limitations must be approved in advance in writing by an authorized officer of S-NET.

(d)           Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it.

(e)           Each party represents that this Agreement has been duly executed by an authorized signatory and constitutes its valid and binding obligation enforceable against it in accordance with its terms; that at all times during the term of this Agreement, it shall have the power and authority to perform all of its obligations under this Agreement; and that the execution, delivery and performance of this Agreement will not violate any agreement or instrument to which it is a party.

(f)            Licensee represents and warrants to S-NET that the Product(s) shall at all times comply with the descriptions in Exhibit B and shall not violate any of the restrictions set forth therein.

(g)            Licensee represents and warrants to S-NET that the Product(s) shall not knowingly violate any applicable law, including but not limited to banking, commodities and securities laws.

(h)           Neither party shall have any liability for lost profits or indirect, punitive, special, or consequential damages arising out of this Agreement, even if notified of the possibility of such damages. Without diminishing the disclaimers and limitations set forth in Subsection 9(b), in no event shall the cumulative liability of S-NET (except for claims other than infringement claims) to Licensee exceed the average annual License Fees actually paid to S-NET hereunder.

(i)            The provisions of this Section 9 shall survive any termination of this Agreement.

10.
Indemnification.

(a)            Licensee shall indemnify and hold harmless S-NET, its affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to (a) this Agreement, except insofar as it relates to a breach by S-NET of its representations or warranties or covenants hereunder, or (b) the Product(s); provided, however, that S-NET notifies Licensee promptly of any such claim, action or proceeding. Licensee shall periodically reimburse S-NET for its reasonable expenses incurred under this Subsection 10(a). S-NET shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensee without waiving the indemnity hereunder. Licensee, in the defense of any such claim, action or proceeding, except with the written consent of S-NET, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to S-NET of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of S-NET. This provision shall survive the termination or expiration of this Agreement.

(b)            S-NET shall indemnify and hold harmless Licensee, the Trusts, their affiliates and their officers, trustees, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to any breach by S-NET of its representations or warranties or covenants under this Agreement or arises from a claim that Licensee’s use of the S-NET Index(es) or S-NET Marks infringes the rights of any third party; provided, however, that (a) Licensee notifies S-NET promptly of any such claim, action or proceeding; (b) Licensee grants S-NET control of its defense and/or settlement; and (c) Licensee cooperates with S-NET in the defense thereof. S-NET shall periodically reimburse Licensee for its reasonable expenses incurred under this Subsection 10(b). Licensee shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of S-NET without waiving the indemnity hereunder. S-NET, in the defense of any such claim, action or proceeding, except with the written consent of Licensee, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to Licensee of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensee. This provision shall survive the termination or expiration of this Agreement.

11.
Suspension of Performance.

Neither S-NET nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of terrorism, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

12.
Other Matters.

(a)            This Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party without the prior written consent of the other party, and any attempt to so assign or transfer this Agreement without such written consent shall be null and void; provided, however, Licensee shall have the right to grant a sub-license to affiliates parties, such as ProcureAM Trust I and ProcureAM Trust (each a “Trust”) for which the Licensee serves as the investment adviser, provided that such sub-license incorporates the restrictions with respect to the license set forth in this Agreement.

(b)            This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous Agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

(c)            No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

(d)            Except as set forth in Section 6 hereof with respect to Informational Materials, all notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by overnight delivery (e.g. DHL), to the address set forth below or such address as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to S-NET:	S-Network Global Indexes, Inc. 267 Fifth Avenue, 5th Floor New York, New York 10016 Attn: Joseph A. LaCorte Tel. (646) 467-7927 Fax. (646) 467-7930
Notice to Licensee:	Procure AM, LLC 16 Firebush Road Levittown, PA 19056 Attn: Robert Tull Tel. (215) 486-7242 Fax. (215) 943-6064

(e)            This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof. In the event that one or more provisions of this Agreement shall at any time be found to be invalid or otherwise rendered unenforceable, such provision or provisions shall be severable from this Agreement, so that the validity or enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(f)          Each party agrees that in connection with any legal action or proceeding arising with respect to this Agreement, they will bring such action or proceeding only in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York in and for the First Judicial Department and each party agrees to submit to the jurisdiction of such court and venue in such court and to waive any claim that such court is an inconvenient forum.

(g)          Nothing contained in this Agreement shall create or be deemed to create any agency, fiduciary, partnership or joint venture relation between or among the Licensee or S-NET. No party hereto shall have the power to obligate or bind the other party in any manner whatsoever.

(h)         The failure of a party hereto to enforce, or the delay by a party hereto to enforce, any of its rights under this Agreement shall not be deemed a continuing waiver or a modification by such party of any of its rights under this Agreement and any party may, within the time provided by the applicable law, commence appropriate proceedings to enforce any or all of its rights under this Agreement and any prior failure to enforce or delay in enforcement shall not constitute a defense.

(i)         The failure of a party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered or deemed to be a waiver nor considered or deemed to deprive that party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing.

(j)         If any provision herein is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The parties agree to replace any invalid provision with a valid provision that most closely approximates the intent and economic effect of the invalid provision.

(k)         The parties hereto represent that they have each consulted with counsel of their own choosing in connection with the negotiation and execution of this Agreement or have knowingly chosen not to do so.

(l)         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

12.          Right of First Refusal.

                (a)           During the term of this Agreement, if S-NET desires to  create, develop or license a “Competitive Index” to a third party, Licensee shall have the right of first refusal, subject to the terms set forth below, to license such Competitive Index from S-NET.  In the event that S-NET creates or develops a Competitive Index on its own or pursuant to the bona fide request of a third party, it shall provide written notice to Licensee of the terms and conditions of such proposed license for such Competitive Index.   Licensee shall have 90 days from the date of such written notice to enter into a license agreement for the Competitive Index on terms as least a favorable to S-NET as the terms set forth in the written notice.  In the event that Licensee does not enter into a license agreement for the Competitive Index during such 90-day period, this right of first refusal shall terminate and S-NET shall be free to enter into a license agreement with any third party on terms as least a favorable to S-NET as the terms set forth in the written notice.

                (b)           During the term of this Agreement, if Licensee desires to create, develop or license a “Competitive Index” to a third party, S-NET shall have the right of first refusal, subject to the terms set forth below, to create, develop or license such Competitive Index to Licensee.  In the event that Licensee desires to creates or develops a Competitive Index on its own or pursuant to the bona fide request of a third party, it shall provide written notice to S-NET of the terms and conditions of such proposed license for such Competitive Index.   S-NET shall have 90 days from the date of such written notice to enter into a license agreement for the Competitive Index on terms as least a favorable to Licensee as the terms set forth in the written notice.  In the event that S-NET does not enter into a license agreement for the Competitive Index during such 90-day period, this right of first refusal shall terminate and Licensee shall be free to enter into a license agreement with any third party on terms as least a favorable to Licensee as the terms set forth in the written notice.

                (c)           For purposes of this Agreement, “Competitive Index shall mean an index in which space technology stocks in such index equal or exceed 50% of the weight of such index.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

LICENSOR:	LICENSEE:
S-Network Global Indexes, Inc.	ProcureAM, LLC
By: /s/ Joseph A. LaCorte Joseph A. LaCorte, CFA Its: President & CEO	By: /s/ Robert Tull Robert Tull Its: President

EXHIBIT A

LIST OF S-NET INDEX(ES) AND ADDITIONAL MARKS

S-NET Indexes	Ticker
"S-Network Global Indexes, Inc.SM,"
“S-NETWORK SPACE INDEXSM	SPACE

Index Description:

S-Network Space IndexSM

I. General Description
The S-Network Space Index tracks a portfolio of companies that derive substantial revenue from space-related activities. The companies span multiple economic sectors, including telecommunications, television and radio broadcasting, rocket and satellite manufacturing and operation, ground equipment manufacturing, and space-based imagery and intelligence services.

The S-Network Space Index is a modified capitalization weighted, float and space revenue percentage adjusted equity index designed to serve as an equity benchmark for globally traded stocks that are materially engaged in the space business.

The S-Network Space Index comprises two main business segments (“the Segments”):
Satellite Operators. Companies whose principal business involves services provided by satellites that are owned and/or operated by the companies.
Hardware. Companies whose business involves the sale of space-related hardware, including:
● Satellite Prime Manufacturers
● Launch Vehicle Prime Manufacturers
● Components and Ground Equipment

EXHIBIT B

PRODUCT(S) DESCRIPTION

Products: The Products shall be exchange-traded funds, which are an open-end, pooled fund, pooled trust or separate account, that have the following characteristics: (i) the fund issues, sells, and redeems blocks of shares, units or other interests, (ii) the fund shares are listed for trading on an approved exchange and are available for trading throughout each daily trading session; (iii) the trading of the fund shares may generally take place in an unlimited amount, (iv) such shares, units or other interests are generally redeemed “in kind”; (v) the fund has the investment objective of replicating the price and yield performance of the Index and (vi) is organized under the laws of the United States.

EXHIBIT C
LICENSE FEES

Licensee shall pay Licensor a License Fee computed as follows (which shall be prorated as applicable based on the Commencement Date of this Agreement):

1.
An annual calculation and maintenance fee of $3,000 payable quarterly upon launch of the ETF, plus
2.
An annual basis point fee as follows:

SPACE: ..05% of average Product assets, payable quarterly, on the first $2 billion in fund assets and .03% of average Product assets, payable quarterly, on all assets above $2 billion.

The parties agree that the terms upon which License Fees are calculated pursuant to this Exhibit C shall be considered "Confidential Information" for purposes of Subsection 8(c) of this Agreement.

The undersigned hereby acknowledges having read and understood the foregoing Exhibits A, B, and C, as part of the License Agreement dated October 24, 2017.

LICENSOR:	LICENSEE:
S-Network Global Indexes, Inc.	ProcureAM, LLC
By: /s/Joseph A. LaCorte Joseph A. LaCorte, CFA Its: President & CEO	By: /s/ Robert Tull Robert Tull Its: President